Exhibit 99.1

January 30, 2008

Board of Directors

Transwitch Corporation

Three Enterprise drive

Shelton, CT 06484

Gentlemen:

The Company’s recent earnings announcement continues its practice of lowering stockholders’ expectations then failing to meet them. Meanwhile, the stockholders must sit idly by as the value of their investment plummets due to management’s inability to execute its business plan.

The Company recently announced net loss of $19.7 million ($.I5 per share) for 2007. In announcing a net loss more than 80% larger than in 2006 ($10.9 million net loss, or $.09 per share) the Company expressed its belief that 2007 was the trough and 2008 will be a stronger year for the Company and its industry. Yet, the Company tells its stockholders to expect a loss in the first quarter of 2008 33% higher than the loss in the fourth quarter of 2007. Some trough! Should stockholders expect better results for the remainder of the year?

The Board appears to have adopted a do nothing strategy while the Company falls apart. In the last 12 months the stock has fallen over 70% from its high of $2.07, resulting in more than $180 million of lost wealth by stockholders and placing the company in jeopardy of delisting. Despite the dramatic drop in the stock price, the Company has taken no action to support the stock. In fact, during the last 12 months neither the Company nor any director or executive officer has purchased stock, despite the historically low stock price and the Company’s statements that the end of the trough is near. The Company has over $35 million of cash and only $8.6 million of current liabilities. In addition, according to the Company, the Company is only weeks away from a large order from a customer. The Company clearly has adequate resources to repurchase a significant amount of its outstanding shares. I urge the Board to adopt a stock repurchase program.

P.O. Box 10119 Beverly Hills, CA 90213-3119 tel 310.553.7009 *fax 310.553.1637 www.brenergroup.com

The Board needs to clearly articulate its strategy to end the stockholders’ suffering. The Board also needs to critically review the performance of management, keeping in mind that they have lost all credibility with the investment community.

Very truly yours,

/s/ Gabriel Brener
GABRIEL BRENER